                                                               Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, February 28, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 21, 2019 to February 27, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21.02.2019	134,944	49.5473	6,686,116	XPAR
21.02.2019	17,927	49.5544	888,362	BATE
21.02.2019	48,947	49.5536	2,425,501	CHIX
21.02.2019	-	-	-	TRQX
22.02.2019	165,944	49.8198	8,267,291	XPAR
22.02.2019	17,330	49.9399	865,459	BATE
22.02.2019	46,724	49.9449	2,333,626	CHIX
22.02.2019	-	-	-	TRQX
25.02.2019	213,594	49.7836	10,633,478	XPAR
25.02.2019	24,449	49.8282	1,218,249	BATE
25.02.2019	87,366	49.7957	4,350,449	CHIX
25.02.2019	-	-	-	TRQX
26.02.2019	168,950	49.4609	8,356,423	XPAR
26.02.2019	18,923	49.4766	936,246	BATE
26.02.2019	62,535	49.4639	3,093,224	CHIX
26.02.2019	-	-	-	TRQX
27.02.2019	124,569	50.0154	6,230,370	XPAR
27.02.2019	19,071	50.0080	953,702	BATE
27.02.2019	56,313	50.0046	2,815,908	CHIX
27.02.2019	-	-	-	TRQX
Total	1,207,586	49.7310	60,054,405

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com